SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)1

Tobira Therapeutics, Inc.
(Formerly Regado Biosciences, Inc).

(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
88883P101
(CUSIP Number)

Domain Associates, LLC	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: Morri H. Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 4, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [  ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88883P101

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		Domain Partners VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [x] (b) [ ]
SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	285,679
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	285,679
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		285,679
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.6%
14.	TYPE OF REPORTING PERSON		PN

CUSIP NO. 88883P101

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		DP VI Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [x] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,657
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,657
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,657
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 0.1%
14.	TYPE OF REPORTING PERSON		PN

CUSIP NO. 99993P101

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		Domain Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [x] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	38,094
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	38,094
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		38,094
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.2%
14.	TYPE OF REPORTING PERSON		OO

CUSIP NO. 88883P101

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		Domain Partners VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [x] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,553,322
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	3,553,322
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,553,322
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		20.4%
14.	TYPE OF REPORTING PERSON		PN

CUSIP NO. 88883P101

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		DP VII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [x] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	47,613
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	47,613
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		47,613
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.3%
14.	TYPE OF REPORTING PERSON		PN

CUSIP NO. 88883P101

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on September 5, 2013 (the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are amended as follows:

Item 1.                      Security and Issuer.

The Issuer changed its name from Regado Biosciences, Inc. to Tobira Therapeutics, Inc. in connection with the completion of the Merger described in Item 3 below.  The principal executive office of the Issuer is located at 701 Gateway Boulevard, Suite 300, South San Francisco, CA 94080.

Item 2.                      Identity and Background.

Item 2(a), (b) and (c) are amended to add Domain Partners VII, L.P., a Delaware limited partnership ("DP VII"), and DP VII Associates, L.P., a Delaware limited partnership ("DP VII A"), to the Schedule 13D as Reporting Persons. The amended agreement among the Reporting Persons to file as a group (the “Amended Joint Filing Agreement”) is attached hereto as Exhibit A. The principal business of each of DP VII and DP VII A is that of a private investment partnership.  The sole general partner of DP VII and DP VII A is One Palmer Square Associates VII, LLC, a Delaware limited liability company (“OPSA VII”).  The principal business of  OPSA VII is that of acting as the general partner of DP VII and DP VII A. James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Brian K. Halak and Nicole Vitullo are the managing members of OPSA VII.

Item 3.                      Source and Amount of Funds or Other Consideration.

DP VII, DP VII A and DA received an aggregate 3,359,345 shares of Common Stock in exchange for shares of Tobira Development, Inc. (formerly known as Tobira Therapeutics, Inc.) (“Tobira”) held by DP VII, DP VII A and DA in connection with the merger of Tobira with and into the Issuer (the “Merger”), pursuant to the Agreement and Plan of Merger and Reorganization, dated as of January 14, 2015,  by and among the Issuer, Landmark Merger Sub, Tobira and Brent Ahrens (as the Issuer’s stockholders’ agent) (the “Merger Agreement”), which closed on May 4, 2015.  In accordance with the terms of the Merger Agreement, each share of Tobira common stock outstanding immediately prior to the Merger was converted into the right to receive approximately 11.4521 shares of Common Stock, which was then adjusted to give effect to the nine-for-one reverse split of the Common Stock that was effected on May 4, 2015.  The Merger Agreement was filed as Exhibit 2.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2015, and any description thereof is qualified in its entirety by reference thereto.

Also on May 4, 2015, DP VII purchased 277,777 shares of Common Stock, for $10.62 per share, from the Issuer pursuant to a Purchase Agreement, dated as of May 4, 2015, by and among the Issuer and certain stockholders of Tobira, including DP VII (the “Purchase Agreement”).  The Purchase Agreement was filed as Exhibit 10.2 to the  Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, and any description thereof is qualified in its entirety by reference thereto.  The source of funds for this purchase was the working capital of DP VII, received from capital contributions made to DP VII by its partners for investment purposes.

CUSIP NO. 88883P101

Item 4.                      Purpose of Transaction.

DP VII, DP VII A and DA acquired shares of Common Stock as reported in this Amendment No. 1 to Schedule 13D in order to effect the Merger described in Item 3 above.  DP VII purchased additional shares of Common Stock for investment purposes.

Item 5.                      Interest in Securities of the Issuer.

(a) The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule13D. Ownership percentages are based on 17,422,927 shares of Common Stock outstanding  after the completion of the Merger, as provided to the Reporting Persons by the Issuer, and share numbers give effect to the nine-for-one reverse split of the Common Stock that was effected on May 4, 2015.

With reference to Item 2 above, this paragraph is amended to add the following information:

OPSA VII, as the general partner of DP VII and DP VII A, may be deemed to indirectly beneficially own the securities that are directly beneficially owned by DP VII and DP VII A.

(b) With reference to Item 2 above, this paragraph is amended to add the following information:

The managing members of OPSA VII may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VII and DP VII A.  Each of the managing members of OPSA VII  disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA VII, OPSA VI and/or DA, in the securities owned by DP VII, DP VII A, DP VI, DP VI A and/or DA.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Concurrently with the execution of the Purchase Agreement described in Item 3 above, the Issuer entered into a Registration Rights Agreement with purchasers under the Purchase Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file, no later than 60 days after the closing of the transactions under the Purchase Agreement, a registration statement with the Securities and Exchange Commission covering the resale of the shares of Common Stock sold under the Purchase Agreement. The Registration Rights Agreement was filed as Exhibit 10.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015, and any description thereof is qualified in its entirety by reference thereto.

DP VI, DP VI A and  DA are parties to a Lock-Up Agreement with the Issuer, dated as of January 14, 2015 (the “Lock-Up Agreement”), pursuant to which they have agreed to certain trading restrictions on  the shares of Common Stock owned by them for the 90 day period following the closing of the Merger. The Form of the Lock-Up Agreement was filed as Exhibit 10.3 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2015, and any description thereof is qualified in its entirety by reference thereto.

CUSIP NO. 88883P101

Item 7.                      Material to be Filed as Exhibits.

Exhibit A – Amended Joint Filing Agreement

Exhibit B - Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2015)

Exhibit C – Purchase Agreement (incorporated by reference to Exhibit 10.2 to the  Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015)

Exhibit D – Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2015)

Exhibit E – Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2015)

CUSIP NO. 88883P101
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 2015

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, LLC

By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP NO. 88883P101

Exhibit A

AMENDED AGREEMENT REGARDING THE JOINT
FILING OF SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  May 20, 2015

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, LLC

By:	/s/ Kathleen K. Schoemaker
Managing Member